[Graphic omitted] Ahold

                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  October 11, 2004
                                 For more information:  +31 75 659 57 20

Ahold receives arbitration decision related to the put option of Canica's stake in ICA AB

Zaandam, The Netherlands, October 11, 2004 - Ahold today announced that it has received the decision from the Swedish arbitration tribunal regarding the premium which is part of the price of the put option exercised by Canica AS ("Canica") of its 20% interest in the Scandinavian joint venture ICA AB.

The arbitration tribunal has rejected the challenges made by Canica to the premium rate. The tribunal has established the premium rate to be 49.56% which corresponds to the outcome of the valuation made earlier by the valuation expert engaged by the partners in ICA AB.

On July 12, 2004, Ahold received a put notice from Canica for its 20% stake in the joint venture ICA AB. According to the Shareholders' Agreement among Ahold, Canica and the third joint venture partner, ICA Forbundet Invest AB ("ICA Forbundet"), Ahold is obliged to buy the shares offered by Canica. The price, according to the Shareholders' Agreement, will be determined by the valuation procedure. According to this procedure, the price for the shares will be equal to 20% of the Revised Equity Value of ICA AB plus a premium. The Revised Equity Value of ICA AB is the fair market value of its shares (as if ICA AB was listed on the Stockholm Stock Exchange, not including any take-over premium).The parties are in negotiations to engage a valuation expert to determine the Revised Equity Value. The size of the premium has now been established at 49.56%.

On July 19, 2004, Ahold announced that it had entered into an agreement with ICA Forbundet to purchase from Ahold half of the shares of ICA AB that Ahold will acquire under the Canica put option.

As soon as the total price for the shares offered by Canica has been established, Ahold will issue a further press release. Ahold intends to finance the share transaction with available cash.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.0. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 6302

                                                                             1/2

Ahold Corporate Communications: +31.75.659.5720

Certain statements in this press release or press releases to which this press release refers are "forward-looking statements" within the meaning of US. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, statements as to the expected completion of the purchase of Canica's interest in ICA AB by Ahold, statements as to the expected completion of the purchase by ICA Forbundet of half of the shares of ICA AB that Ahold will acquire from Canica, statements as to the expected resulting shareholdings of Ahold and ICA Forbundet in ICA AB, statements as to the method of determining the price for such sale of shares to ICA Forbundet, statements as to the expected termination of the put arrangements in the Shareholders' Agreement and statements as to the expected accounting impact of these transactions. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the outcome of the arbitration proceeding between Ahold and Canica, the ability of Ahold and Canica to reach an agreement on valuation, the results of any valuation procedures to be followed, the relative amount paid per share of ICA AB by each of Ahold and ICA Forbundet and the actions of courts, government agencies and third parties. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold.

                                                                              2